Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com

June 30, 2008

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-3628

Re:	USANA Health Sciences, Inc.

Schedule 13E-3; File No. 005-55565

Filed June 20, 2008, as amended June 23, 2008

Filed by Unity Acquisition Corp. et al.

Schedule TO-T/A; File No. 000-55565

Filed June 20, 2008, as amended June 23, 2008

Filed by Unity Acquisition Corp. et al.

Dear Mr. Duchovny:

This letter is submitted on behalf of Unity Acquisition Corp. (“Purchaser”), Gull-Unity Holding Corp., Gull Holdings, Ltd. (“Gull Holdings”), Myron W. Wentz, David A. Wentz, Jacquelyn R. Wentz, Bryan Wentz, Annette Wentz, Paul & Jane Meyer Family Foundation, Alice Jane Meyer, Paul J. Meyer, Centre Island Properties, Ltd., Waco Boys Club Foundation, Inc., L-K Marketing Group, LLC and Beagle Irrevocable Asset Trust (collectively, the “Filing Persons”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of June 24, 2008 to the undersigned (the “Comment Letter”).

In connection herewith, the Filing Persons will file via EDGAR Amendment No. 5 (the “Amendment”) to the Schedule TO/Schedule 13E-3 filed on June 2, 2008, as amended (the “Schedule TO”), which incorporates the changes made in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. In the responses, the capitalized terms not otherwise defined have the meanings ascribed to such terms in the Schedule TO.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 30, 2008

Offer to Purchase

Position of Purchaser, page 14

Comment 1:

We note the revisions made to the peer companies and the comparable transaction analyses and your response to comment 16 addressing the EBITDA discounting effected by the majority of analysts following the company. We also note that the revenue-based results were higher than or, in one case, slightly below the offer price. Thus, please revise your disclosure to explain how the Offer Participants could conclude that the going private transaction is fair to unaffiliated security holders in light of the fact that three of the four “Implied equity value per share” results in each analysis were higher than the offer price.

Response 1:

As noted on page 18 of the Offer to Purchase, the Filing Persons did not assign relative weight to the different analyses provided by Canaccord Adams Inc. (“Canaccord Adams”) in determining the Offer Price and whether the Offer Price was fair to unaffiliated shareholders, but rather considered all of the factors as a whole. When evaluating the peer group analysis and the precedent acquisition analysis, the Filing Persons focused on the ranges of values implied by the revenue multiples and the EBITDA multiples, as opposed to the number of implied equity values that were over the Offer Price. The Filing Persons note that, as set forth in the Offer to Purchase, in each of the peer group analysis and the precedent acquisition analysis, the Offer Price was within the range of equity values implied as a multiple of revenue, even if it was not within the range implied by the EBITDA multiples. In the peer group analysis, the Offer Price was at the high end of that range of values and in the precedent acquisition analysis, the Offer Price was at the low end of that range of values. Canaccord Adams and the Filing Persons believe that this supports the determination that the Offer Price is fair to unaffiliated shareholders.

As stated in the Offer to Purchase, as amended, and in the response to the Staff’s prior comment, Canaccord Adams and the Filing Persons placed less emphasis on the EBITDA multiples for the reasons stated. In addition, the Filing Persons did not rely solely on these two analyses when making their determination that the Offer Price was fair to unaffiliated shareholders, but also relied on the other analyses described. In particular, the Filing Persons believe that the Average Premium Analysis supported the fairness of the Offer Price because the premium being paid was higher than those noted in the analysis, and the Summary of Analysts’ Ratings and Price Targets supported fairness because the Offer Price exceeded the median and stripped mean price targets of the covering analysts. Accordingly, the Filing Persons believe that all analyses other than the multiples of EBITDA supported the Filing Persons’ conclusion that the Offer Price was fair to unaffiliated shareholders. Accordingly, when taken as a whole, the Filing Persons believed that the analyses conducted by Canaccord Adams support their determination that the Offer Price is fair to unaffiliated shareholders. The Filing Persons have amended the disclosure on page 18 of the Offer to Purchase to make this determination clear.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 30, 2008

Comment 2:

We note your responses to comment 5 and 10. Please disclose how the filing persons were provided with the information relating to comparable transaction analysis given that it is not part of the written presentation filed as an exhibit to the Schedule 13E-3. If that analysis was delivered to the Offer Participants separately from the rest of the presentation, please file it as an exhibit to the Schedule 13E-3.

Response 2:

As described in the Offer to Purchase, Canaccord Adams made an oral presentation to Dr. Wentz and David Wentz in which they provided the valuation data. During this presentation, Canaccord Adams described the criteria used to select the transactions included in the comparable transaction analysis (including indicating representative transactions meeting such criteria and used in their analysis) and why such criteria were appropriate in their view in analyzing the proposed offer price. During this presentation, Dr. Wentz and Mr. Wentz asked questions regarding both how the analysis was conducted and the results of such analysis. As indicated in Response 5 to the Filing Persons’ letter to the Staff dated June 20, 2008, the copy of the written presentation sent to Dr. Wentz and Mr. Wentz inadvertently omitted the information related to recent acquisitions of direct selling and dietary supplement companies, and that more detailed information was not separately delivered to them in written form. However, in response to the Staff’s comment, the Filing Persons have filed a copy of this information as Exhibit (c)(2) to the Schedule TO.

Comment 3:

We reissue comment 12 in part. Please include the information required by Item 1015(b)(4) of Regulation M-A in this section of the disclosure.

Response 3:

In response to the Staff’s comment, the Filing Persons have revised Item 13 (Item 8) of the Schedule TO to include the requested information in the Section of the Offer to Purchase entitled “PRESENTATION BY FINANCIAL ADVISOR” beginning on page 14 of the Offer to Purchase.

Certain Information Concerning Purchaser, page 35

Comment 4:

We reissue comment 22. As we stated in Section II.G.2(a) of Exchange Act Release No. 34-42055 (October 26, 1999) “[W]hether an offer is conditioned on obtaining satisfactory financing arrangements . . . or the actual receipt of funds from a lender, the offer is considered subject to a financing condition and the bidder may not omit financial information in reliance on the instruction.” We note additionally that the debt commitment letter you obtained is subject to a number of conditions. Finally, please be aware that adding new, material information in an amended filing needs to be disseminated to shareholders and the offer needs to be extended.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 30, 2008

Response 4:

The Filing Persons agree with the Staff’s position that financial information of the bidders is not per se not material pursuant to the safe harbor afforded by the instruction to Item 10 of Schedule TO, if the Offer is subject to a financing condition. However, pursuant to the instruction, the facts and circumstances of the Offer may influence a determination as to whether financial statements for the Filing Persons are or are not material. Accordingly, the Filing Persons respectfully submit that financial information for the Filing Persons is not material to a shareholder’s decision whether to tender or hold the Shares that are the subject of the Offer, as described in Response 22 to their letter to the Staff dated June 20, 2008. As indicated in that response:

•	the Offer is for all outstanding Shares of USANA not already owned by the Filing Persons, for consideration consisting solely of cash;

•	Gull Holdings already controls USANA, and the purpose of the Offer is not to gain control;

•

the Offer is conditioned on there being validly tendered and not withdrawn a sufficient number of Shares in the Offer such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Shares on a fully-diluted basis and would be able to effect a “short-form” merger, and upon that merger, there will be no minority interest with a continuing investment that could be impacted by either the financial condition of USANA or the ability of the Filing Persons to provide or arrange for any future funding of USANA’s operations; and

•

the financial condition of the Filing Persons has no bearing on the availability of the financing for the Offer, as these loans will be made on the basis of the assets and financial condition of USANA and its subsidiaries.

If the financing arranged for the Offer is not available for any reason, the Filing Persons do not have alternative financing arrangements in place, nor do they have adequate funds amongst themselves. Moreover, as noted in Response 5 below, the Filing Persons currently expect to notify shareholders in the next two business days of the satisfaction of the financing condition and will thereafter leave the Offer open for at least five business days. Accordingly, financial information relating to the Filing Persons would not provide any additional relevant information to security holders in connection with their efforts to evaluate the terms of the Offer, gauge the likelihood of the Offer’s success and make an informed investment decision. As such, the Filing Persons respectfully request that the Staff concur that financial information relating to the Filing Persons is not material based on the specific facts described above.

Comment 5:

On a related note, given your financing condition, please confirm your understanding that at least five business days must remain in the offer after the financing condition has been waived or satisfied, and the Schedule TO must be appropriately amended to disclose the material change. Refer to Exchange Act Release No. 34-24296 (April 3, 1987).

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 30, 2008

Response 5:

In response to the Staff’s comment, the Filing Persons currently expect to issue a press release and file a corresponding amendment to the Schedule TO in the next two business days expressly stating that the conditions specific to the financing set forth in the debt commitment letter have been satisfied. The press release generally will state: “Gull Holdings, Ltd. and Unity Acquisition Corp. today announced that the financing condition related to the pending tender offer has been satisfied. As a result, the necessary funds to purchase the shares in the offer will be available once the other conditions to the offer have been satisfied.” In connection with this announcement, the Filing Persons will thereafter leave the Offer open for at least five business days in accordance with Exchange Act Release No. 34-24296 (April 3, 1987).

Comment 6:

On a further related note, please file all exhibits and addenda to the debt commitment letter filed as an exhibit to the Schedule TO, including the term sheet which states the conditions to which the commitment is subject. See Item 1016(b) of Regulation M-A.

Response 6:

In response to the Staff’s comment, the Filing Persons have re-filed with the Amendment the debt commitment letter with all exhibits and addenda as Exhibit (b) to the Schedule TO.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1865 or Lisa Haddad at (617) 570-8311.

Very truly yours,

/s/ James A. Matarese
James A. Matarese

cc: Dr. Myron W. Wentz